SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2002

ECTEL LTD.
(Exact name of Registrant as specified in its charter)

43 Hasivim Street • Petah Tikva 49130 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is Ectel Ltd.'s press release announcing its first quarter 2002 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ______________________________
Ernest S. Wechsler for Avi Goldstein,
pursuant to authorization

Dated: April 24, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Ernest Wechsler
Ernest S. Wechsler for Avi Goldstein,
pursuant to authorization

Dated: April 24, 2002

FOR IMMEDIATE RELEASE

ECTEL REPORTS STRONG FIRST QUARTER 2002 RESULTS

Revenues, gross profit and net income rise 27%, 31% and 19% respectively

Petah Tikva, Israel – April 24, 2002 – ECtel Ltd. (NASDAQ: ECTX), a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks, today reported operating results for the first quarter ended March 31, 2002.

First Quarter 2002 Highlights	Q1 2002 $'000	Q1 2001 $'000	Quarterly Change
Revenues	23,096	18,210	27%
Gross Profit	13,727	10,473	31%
Net Income (1)	4,299	3,617	19%
Diluted EPS (1)	0.23	0.21	11%

(1) Excluding stock-based compensation

Revenues for the first quarter ended March 31, 2002 rose 27% to $23.1 million from $18.2 million in the first quarter of 2001. Gross profit in the first quarter increased by 31% to $13.7 million compared with $10.5 million for the same period last year, after giving effect to reclassification of royalties to the Office of the Chief Scientist from sales and marketing expenses to cost of sales, in accordance with guidelines set forth in an SEC release.

Operating income (excluding stock-based compensation) for the first quarter of 2002 increased by 23% to $4.1 million, compared with $3.4 million in the same period last year. Stock-based compensation was $173,000 compared with $672,000 for the first quarter of 2001. Net income (excluding stock-based compensation) advanced by 19% to $4.3 million or $0.23 per fully diluted share, up from $3.6 million or $0.21 per fully diluted share for the corresponding quarter of 2001.

Aharon Shech, President and CEO of ECtel said: "I am pleased to report that our business results show continuous growth, validate our business model and support our acknowledged leadership position. ECtel's revenues are growing steadily, balance sheet figures are continually improving, and the value created by our products is continuing to gain worldwide recognition from telecom service providers and government agencies worldwide.

"Our fraud prevention suite, with its unique set of features and fast return on investment (ROI), continues to be the major driver of rising sales. In addition, growing demand for our law enforcement regulatory support systems is reflected in the first quarter financial results, as anticipated.

Shech continued: "We find it especially encouraging that revenues from existing customers, both telecom service providers and governmental agencies, accounted for over half of the revenues during the first quarter of 2002, a clear indication of our products' field-proven quality and value, as well as our timely response to our target markets' needs for better efficiency and fast ROI. During the quarter, we expanded our global presence, particularly in the Asia Pacific region, which showed a substantial sales growth.

"ECtel's long-term frame agreements with leading service providers continued to yield new orders from additional affiliates. One such example is the order for NGN FraudView™ from a H3G (Hutchison) affiliate during the quarter. Another example is an order for FraudView™ from Telecommunications Services of Trinidad and Tobago (TSTT), another affiliate of Cable and Wireless.

"At the same time, ECtel aims to maintain and enhance its leading technological position by upgrading its revenue assurance, revenue enhancement and law enforcement regulatory support applications for wireline, wireless and next generation networks, as well as by developing additional enhancement applications.

Mr. Shech concluded that, "We believe that this quarter's improved balance data and favorable financial results reaffirm our business model, marketing and sales strategies, responsive R&D activities, and operations efficiency improvements. We are pleased that these have earned our customers' appreciation, thus enabling ECtel to maintain its leadership position."

ECtel management cordially invites you to participate in our interactive conference call on Wednesday, April 24, 2002 at 10:00 am ET; 9:00 am CT; and 7:00 am PT.

If you wish to participate, please call the conference center approximately 10 minutes prior to conference time. We invite you to dial:

In the United States:	(800)230-1096
In Israel:	1-800-251-800
In the United Kingdom:	0-800-169-9043
In Germany:	0-800-180-2235
All Other International Callers:	++1-(612) 332-0530

A digitalized replay of the teleconference will be available from 1:30 pm ET April 24, 2002 through 11:59 pm ET May 1, 2002. Please dial:

In the United States:	(800) 475-6701	**Access Code: 635289**
In Israel:	03-925-5937	**Access Code: None**
All Other International Callers:	++1-(320) 365-3844	**Access Code: 635289**

- end -

Notes:

ECtel Ltd.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform – multiple applications" approach enables: fraud detection and prevention; billing for inter-carrier traffic and services; Quality of Service monitoring and management; and, law enforcement regulatory support. Over 180 telcos and service providers in more than 60 countries -- including many of the world's leading blue-chip telecom service providers – as well as law enforcement agencies worldwide, have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and Next Generation Networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

###

Contacts:

ECtel Ltd.
Avi Goldstein
Senior Vice President and CFO
Tel: 972-3-926-6101
Fax: 972-3-926-6103
Email: avig@ectel.com

ECtel Ltd.
Chris Denis
Investor Relations Coordinator
Tel: 954-351-4492
Fax: 954-351-4306
Email: chris.denis@ectel.com

ECtel Ltd.

Consolidated Statements of Income

$ in thousands except per share amounts

	Three months ended March 31,	
	2001	2002
	(Unaudited)	
Revenues	18,210	23,096
Cost of revenues	(*) 7,737	9,369
Gross profit	10,473	13,727
Research and development costs - net	2,649	3,327
Selling and marketing expenses	(*) 3,227	4,305
General and administrative expenses	1,215	1,947
Stock based compensation	672	173
Operating income	2,710	3,975
Financial expenses (income), net	(501)	35
Other income, net	(6)	-
Income before taxes on income	3,217	3,940
Taxes on income (tax benefit)	191	(195)
Net income before cumulative effect of change in accounting principles	3,026	4,135
Cumulative effect of change in accounting principles	34	-
Net income	2,992	4,135
Basic earnings per share	0.18	0.23
Number of shares outstanding used to compute basic earnings per share	16,298,500	17,713,316
Diluted earnings per share	0.17	0.22
Weighted average number of shares outstanding used to compute diluted earnings per share	17,494,369	18,780,520

(*) Q1/2001 figures were reclassified to include royalties to Chief Scientist in cost of revenues instead of sales and marketing expenses.

Adjusted net income	3,617	4,299
Adjusted basic earnings per share	0.22	0.24
Adjusted diluted earnings per share	0.21	0.23

Note:

The above presentation of adjusted net income and adjusted net earnings per share (basic or diluted) has been adjusted to exclude non-cash charges for stock-based compensation and related tax influence. Neither adjusted net income nor adjusted earnings per share (basic or diluted) is a measurement of financial performance under generally accepted accounting principles.

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)
Assets		
Current assets:		
Cash and cash equivalents	40,525	44,206
Receivables:		
Trade	38,894	38,759
Other	2,227	3,169
Parent and fellow subsidiary companies, net	-	1,476
Recoverable costs and estimated earnings, not yet billed	9,316	8,446
Inventories	6,909	6,315
Total current assets	97,871	102,371
Long-term receivables and deposits net of current maturities	3,607	3,597
Property, plant and equipment		
Cost	9,193	9,556
Less - accumulated depreciation	4,136	4,477
	5,057	5,079
Goodwill	16,348	16,348
Other assets	1,290	1,520
Total assets	124,173	128,915

ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)
Liabilities and shareholders' equity		
Current liabilities:		
Trade payables	2,805	4,516
Parent and fellow subsidiary companies, net	2,246	-
Other payables and accrued liabilities	20,574	20,808
Total current liabilities	25,625	25,324
Long-term liabilities:		
Liability for employee severance benefits, net	867	765
Total liabilities	26,492	26,089
Shareholders' equity :		
Share capital	209	210
Capital surplus	70,765	71,774
Retained earnings	26,707	30,842
	97,681	102,826
Total liabilities and shareholders' equity	124,173	128,915